November 7, 2005	Jeffrey C. Thacker
Jeff.Thacker@hellerehrman.com
Direct +1.858.450.5765
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Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
450 Fifth Street, N.W.
Washington, DC  20549

Attention:	Mr. Jeffrey P. Riedler, Assistant Director
Mr. Gregory S. Belliston

Re:	iVOW, Inc.
Registration Statement on Form S-3
File No. 333-128216
Filed September 9, 2005

Dear Mr. Riedler:

Enclosed for filing on behalf of iVOW, Inc. (the “Company”) is Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement, originally filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2005 (the “Registration Statement”).  This Amendment reflects changes made in response to your letter dated September 13, 2005, regarding the Registration Statement (the “Staff Letter”). The comments contained in the Staff Letter are reproduced in bold and italics below, and the response to each comment follows.

General

1.              We note you have a confidential treatment request pending.  All comments related to the request will need to be resolved prior to effectiveness.

The Company received a letter, dated September 29, 2005, signed by John Krug, Attorney Advisor, of the Division of Corporate Finance of the Commission stating that the Commission staff will grant the Company’s application for confidential treatment filed June 10, 2005 for Exhibit to Form 10-QSB filed May 16, 2005.  As a result, the Company does not have any pending confidential treatment requests.

Heller Ehrman LLP 4350 La Jolla Village Drive, 7th Floor San Diego, CA 92122-1246 www.hellerehrman.com

Anchorage	Beijing	Hong Kong	Los Angeles	Madison, WI	New York	San Diego	San Francisco	Seattle
Silicon Valley	Singapore	Washington, D.C.

Selling Security Holders, page 11

2.              Please identify the natural persons who are the beneficial owners of the shares held by all institutional owners listed in the table.

In the Amendment, the Company identifies by footnote the natural persons who have voting and dispositive power over the shares held by the institutional owners listed in the table on page 11 of the Registration Statement.

3.              Please advise us whether any sellers are broker-dealers or affiliates of a broker-dealer.  If there are, these sellers should be identified as such in the filing.

Dawson James Securities, Inc. (“Dawson James”), one of the selling security holders listed in the table on page 12 of the Registration Statement, is a brokerage firm and acted as sole placement agent for the Company in connection with the private placement of the securities to be registered by the Registration Statement.  In the Amendment, the Company identifies by footnote Dawson James’ services to the Company in connection with the private placement.

4.              Please note that if any selling security holder is a broker-dealer, the prospectus must state the seller is an underwriter.  The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities.

The prospectus does not indicate that Dawson James is an underwriter because the Company issued securities to Dawson James as compensation for its services to the Company.

5.              If a selling security holder is an affiliate of a broker-dealer, the prospectus must state that:

•                                          the selling security holder purchased in the ordinary course of business; and

•                                          at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

If a selling security holder is an affiliate of a broker-dealer and you are not able to make these statement in the prospectus, the prospectus must state that the selling security holder is an underwriter.  Please revise the prospectus as appropriate.

Other than Dawson James, the Company does not believe any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer.

Incorporation of Certain Information by Reference, page 14

6.              Please incorporate by reference the following documents:

•                                          Form 8-K filed February 23, 2005;

•                                          Form 8-K filed March 29, 2005;

•                                          Form 10-QSB filed May 16, 2005 rather than a Form 10-QSB/A; and

•                                          Form 10-QSB filed August 15, 2005.

The section titled “Incorporation of Certain Information by Reference” has been revised to include the documents listed above as well as current reports on Form 8-K recently filed.  In addition, references to the Current Reports on Form 8-K containing only Items 2.02 and 9.01, which were filed on May 17, 2005 and August 15, 2005, have been deleted from this section pursuant to the General Instruction B.2. to Form 8-K.

In addition to responding to the Staff’s comments, we respectfully note that the Company has revised the Amendment to reflect the reverse split of the Company’s outstanding common stock at a ratio of one-for-ten that was effected on October 11, 2005.

If you have any questions or comments regarding this letter or the Amendment, please do not hesitate to contact me.

Very truly yours,
/s/ Jeffrey C. Thacker

Jeffrey C. Thacker